Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

December 30, 2019 - For Immediate Release

Great Panther Announces US$10 Million Concentrate Prepayment

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that its wholly owned subsidiary, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), has entered into a US$10 million concentrate prepayment agreement with the IXM Group (“IXM”), one of the world’s largest physical metal traders, headquartered in Geneva, Switzerland. MMR wholly owns and operates the Company’s Mexican mining operations.

In consideration of an off-take agreement with a subsidiary of IXM at market-based commercial terms for 100% of the gold-silver concentrates produced from the Guanajuato Mine Complex (“GMC”) in 2020 and 2021, IXM has agreed to advance a US$10 million prepayment to MMR on December 30, 2019. The prepayment will be repaid on December 31, 2020 and will bear interest at an annual rate of 3-month USD LIBOR plus 5%. Great Panther has issued a guarantee to IXM with respect to the prepayment. There is no hedging of the price of gold or silver associated with the off-take or prepayment agreement.

“We are pleased to be partnering with IXM in Mexico for our GMC concentrates over the next two years,” stated Jeffrey Mason, Interim President and CEO. “Securing the sale of this off-take at competitive market terms, while strengthening our balance sheet with US$10 million at an attractive cost of capital, positions us well to achieve our strategic objectives as we move into 2020.”

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru whereby in 2019 it executed a successful bulk sample mining program in accordance with the May 2018 PEA.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the terms and conditions of the prepayment, the Company’s ability to repay the proceeds of the Advance, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA,

Director, Corporate Development & Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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